Aurora Acquires CanniMed and Commences Integration

TSX: ACB

EDMONTON, March 15, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that it has completed its initial take up of the common shares ("CanniMed Shares") of CanniMed Therapeutics Inc. ("CanniMed") pursuant to its offer (the "Offer") to purchase all of the issued and outstanding CanniMed Shares.

On March 12, 2018, Aurora took up 21,309,517 CanniMed Shares representing 86.8% of the total outstanding CanniMed Shares on a fully diluted basis which, together with shares purchased in the market prior to the expiry of the Offer by Aurora, represents 87.1% of the outstanding CanniMed Shares. In consideration for the CanniMed Shares taken up on March 12, 2018, Aurora issued approximately 62.8 million Aurora common shares as share consideration and paid cash consideration of approximately $121.5 million.

Shareholders of CanniMed who tendered before the original expiry of the Offer on March 9, 2018, predominantly elected to receive cash. Based on shares tendered before the original expiry date, shareholders who elected all cash will, on a pro rated basis, receive approximately $5.9952 per share in cash and approximately 2.9253 common shares of Aurora. If not already received, former CanniMed shareholders should receive their Aurora shares and cash payments in the next few days.

Remaining shareholders of CanniMed must tender their CanniMed Shares under the Offer by 11:59 pm (Pacific Time) on March 25, 2018. There is no guarantee that Aurora will further extend the Offer after March 25, 2018, and CanniMed shareholders are encouraged to tender as soon as possible.

Integration of CanniMed

With Aurora now owning a controlling interest in CanniMed, integration into the Aurora organization has commenced under the leadership of Andre Jerome, SVP Business Integration. Mr. Jerome is working with the integration section heads at Aurora and their respective counterparts at CanniMed to facilitate a smooth, seamless and rapid integration, and to execute quickly on realizing the strategic synergies identified.

The objective for the integration is to leverage the best practices, capabilities, resources, distribution networks, partnerships and technologies available through Aurora to accelerate development of CanniMed's strategic initiatives. Conversely, CanniMed's strong medical presence, science base and product development capabilities will form the foundation of the combined companies' Medical Cannabis Centre of Excellence. Aurora anticipates that execution on these objectives will drive strong growth of the Company's activities in the domestic and international medical cannabis markets.

Management commentary

"Having completed our initial uptake for an acquisition we anticipate to be strongly accretive, we are issuing approximately 25% fewer shares than would have been the case under our original offer, had all CanniMed shareholders elected the all-share consideration option," said Terry Booth, CEO. "Our integration efforts will focus on four key areas to drive further growth: increase production, develop new, commercially valuable intellectual property, drive growth of our international business, and accelerate patient registration in Canada. We are very excited about the combination, and having met with the talented, energetic and motivated team at CanniMed, we are confident of executing the integration to the Aurora Standard."

CanniMed, has a nearly two-decade track record servicing the medical cannabis market. Its consistently high product quality, education efforts, clinical trials, and product development have resulted in a strong brand recognition among physicians. Aurora will now accelerate a number of strategic initiatives, the key objectives of which are to:

1.	Rapidly Increase Production Capacity, including derivatives.

a.	Increase current production capacity by leveraging Aurora`s best practices.
b.

Leverage the capabilities of ALPS (Aurora Larssen Projects Ltd) to accelerate construction and commissioning of CanniMed`s expansion that, at full capacity, should result in an estimated 17,000 kg to 21,000 kg per annum of total production capacity.

c.

Accelerate construction of the previously announced (by CanniMed) cannabis oils processing facility, with a design capacity of up to 720,000 liters of annual oil production. Leveraging this capacity and the extraction capabilities of RTI will position Aurora as leader in cannabis and hemp extraction capacity.

2.

Complete EU GMP certification of CanniMed's existing facility. Aurora will apply its experience through ALPS and Pedanios to fast track EU GMP certification, which would enable Aurora to significantly increase shipments of cannabis for the international medical markets.

3.

Leverage CanniMed's and Aurora's international distribution networks to develop existing and penetrate new international markets. To date, the companies are active in Canada, Germany, Denmark, Italy, Cayman Islands, Australia and South Africa, and actively pursuing market entry into additional countries.

4.	Accelerate CanniMed's patient registration through CanvasRx.
5.

Conversely, leverage CanniMed's relationship with over 5,000 physicians to broaden market reach for Aurora's medical products. Unlike most other licensed producers, CanniMed has not used patient aggregators, but, over the years, built a network of physicians prescribing CanniMed oils through outreach and education. This organic growth has proven very cost effective and has built a very solid base fromwhich to drive further growth.

6.	Market and develop new, high-margin, standardized dosage forms, including capsules, sub-lingual wafers and topical applications (CanniMed recently successfully launched a topical cream).
7.	Engage in clinical and scientific research to develop new, high value-add product lines and increase the recognition of the combined entity among the international medical community.
8.	Leverage the combined entity's expanded genetics portfolio to provide complimentary products to both companies' patient bases.
9.	Evaluate opportunities to leverage CanniMed`s Saskatchewan presence for penetration of the adult consumer use market in the province.

The combined entity

The transaction creates one of the largest Licensed Producers with an expanding international footprint. The table below provides key data on the combined entity.

Funded capacity	283,000 kg per year
Patients	45,804
Last reported quarter - combined revenues	$16.5M
Employees	> 750
Geographic presence	7 countries and expanding
Revenue market share of top 15 public LPs (latest comparable publicly disclosed quarter)	23.1%
Genetics	Expanded genetics portfolio
Clinical research	5 studies

The Company will provide more information as the integration process progresses.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Ltd.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend to develop a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release ("News Release") includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Aurora is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

In particular, this News Release contains forward-looking information concerning: (a) integration of CanniMed into Aurora, (b) expectations for future growing capacity, (c) the expected benefits of the acquisition of CanniMed, (d) expectations with respect to business and geographical diversification of the Aurora after the acquisition of CanniMed (e) the key business objectives to drive further growth, Aurora's initiatives to achieve such growth, and the expected results thereof, (f) the expectations with respect to the size, scope and scale of Aurora after the acquisition of CanniMed(e) (f) expectations with respect to future production, sales and marketing costs, (g) expectations with respect to volume of patients, (h) any commentary related to the expected benefits of the acquisition; and (i) the expected creation of the Medical Cannabis Centre of Excellence Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release, including assumptions that there will be no change in the business, prospects or capitalization of CanniMed or Aurora.

Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments. The expected benefits of the acquisition of CanniMed are based on a number of assumptions, including that Aurora will be able to acquire 100% of the outstanding shares of CanniMed. Readers are cautioned that the foregoing list is not exhaustive. A more complete discussion of the risks and uncertainties appears in Aurora's Annual Information Form and other continuous disclosure filings, which are available at www.sedar.com.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Notice to U.S. Holders

The Offer is made for the securities of a company formed outside of the United States. The Offer is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under the U.S. federal securities laws, since the issuer is located in Canada, and some or all of its officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/March2018/15/c2739.html

%SEDAR: 00025675E

For further information: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com; Laurel Hill Advisory Group, North America Toll Free: 1-877-452-7184, Collect Calls Outside North America: 1-416-304-0211, Email: assistance@laurelhill.com

CO: Aurora Cannabis Inc.

CNW 18:22e 15-MAR-18